September 12, 2014

InterMune, Inc.
Schedule 14D-9 filed August 29, 2014
SEC File No. 005-60673

Dear Mr. Duchovny:

On behalf of our client InterMune, Inc. (“InterMune”), set forth below are the responses of InterMune to the comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in the letter from you dated as of September 5, 2014 (the “Comment Letter”), regarding the above-referenced Schedule 14D-9 filed on August 29, 2014 (the “Schedule 14D-9”).

InterMune has filed an amendment to the Schedule 14D-9 on the date of this letter (the “Amendment”).  The Amendment includes revised disclosure to address certain of the Staff’s comments in the Comment Letter.

For your convenience, each comment from the Comment Letter has been reproduced below and is followed by InterMune’s response to such comment.  Capitalized terms used but not defined in this letter shall have the meanings specified in the Schedule 14D-9 or the Amendment, as applicable.

*  *  *

Schedule 14D-9

Agreements with Current Executive Officers and Directors of InterMune, page 4

1.	Please disclose the date of each employment offer letter referenced on page 9.

Response:  In response to the Staff’s comment, InterMune has revised the disclosure on pages 8 and 9 of the Schedule 14D-9 by:

(i)
Replacing the first sentence of the first paragraph under the heading “Item 3.  Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of InterMune—Overview—Severance Arrangements with Executive Officers—Offer Letter with Daniel G. Welch” with the following :

“InterMune has entered into an offer letter, dated as of September 24, 2003, as amended November 24, 2008 (the “Welch Offer Letter”), with Mr. Daniel G. Welch, Chairman, Chief Executive Officer and President of InterMune.”

(ii)
Replacing the first sentence of the first paragraph under the heading “Item 3.  Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of InterMune—Overview—Severance Arrangements with Executive Officers—Offer Letters with other Executive Officers” with the following:

“InterMune has entered into offer letters with each of its other executive officers: John C. Hodgman (Executive Vice President and Chief Financial Officer), dated July 25, 2006, as amended November 25, 2008; Giacomo Di Nepi (Executive Vice President and Managing Director, Europe), dated October 29, 2009, as amended December 27, 2010 (and a letter dated December 27, 2010 between Mr. Di Nepi and InterMune’s Swiss subsidiary); Sean P. Nolan (Executive Vice President and Chief Business Officer), dated January 28, 2013; Andrew Powell, Esq. (Executive Vice President, General Counsel and Corporate Secretary), dated July 5, 2013; Paul D. Arata (Executive Vice President, Human Resources and Administration), dated June 29, 2012, as amended July 22, 2013; and Jonathan A. Leff, M.D. (Executive Vice President, Research and Development), dated January 27, 2012, as amended July 22, 2013 (collectively, the “Executive Offer Letters”).”

Background of the Merger Agreement, page 15

2.
We note the entry for August 18, 2014 in which you disclose that Dr. Schwan spoke with Mr. Welch about Mr. Welch staying on with InterMune after the consummation of the combination. Please revise, as necessary, to expand upon this conversation and any other communications relating to Mr. Welch’s future employment, including any proposals made by Roche or any agreement reached with Mr. Welch.

Response:  In response to the Staff’s comment, InterMune has revised and supplemented its disclosure under “Item 4.  The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” by:

(i)	Amending and restating the 36th paragraph thereof as follows:

“On August 18, 2014, Dr. Schwan noted to Mr. Welch that Roche believed that it would be very beneficial to the U.S. launch of pirfenidone and transition if Mr. Welch agreed to stay on to assist in the integration and transition efforts and asked whether, if the proposed transaction was consummated, Mr. Welch would consider staying through the transition period to ensure a successful U.S. launch. Mr. Welch responded that he would discuss with the Board and no specific terms of employment were discussed.”

(ii)	Adding the following paragraph after the 40th paragraph of such section:

“On August 21, 2014, following the guidance from the Executive Committee, Mr. Welch provided Daniel O’Day, the Chief Operating Officer of Roche, with terms pursuant to which he would be willing to remain with the Surviving Company for a transition period of one year following closing. On August 22, 2014, Dr. Schwan and Mr. Welch agreed they would resume their discussion following execution of the Merger Agreement.”

(iii)	Adding the following paragraph after the last paragraph of such section:

“On August 23, 2014, following the execution of the Merger Agreement, Mr. Welch and Mr. O’Day discussed Mr. Welch’s potential continued employment. On that same day, based on his discussion with Mr. O’Day, Mr. Welch sent revised proposed terms of employment to Mr. O’Day. The revised proposed terms provided that Mr. Welch continue his employment with the Surviving Company through December 31, 2014, during which time he would receive a monthly salary approximately equal to his current monthly salary and would remain eligible to participate in InterMune’s bonus program, and that thereafter, Mr. Welch become a consultant of the Surviving Company through the six-month anniversary of the Effective Time, during which time he would receive a reduced monthly amount. The proposed terms also provided that Mr. Welch would be entitled to a retention bonus payable on the six-month anniversary of the Effective Time equal to six months’ base salary. Later that same day, Mr. Welch and Mr. O’Day discussed, and reached a tentative agreement on, the proposed terms previously sent by Mr. Welch. Following August 23, 2014, Mr. Welch and Roche agreed to finalize their agreement and his employment terms following the Effective Time.”

Opinion of Centerview, page 26

3.
We note that InterMune disclosed the financial projections described at the top of page 32 to Centerview. Please revise your statement to disclose any portion of those projections not disclosed in pages 39-41.

Response:  In response to the SEC’s comment, InterMune has revised and supplemented its disclosure under “Item 4.  The Solicitation or Recommendation—Certain InterMune Forecasts” by removing and replacing the table and related footnotes on page 40 of the Schedule 14D-9 with the following:

Fiscal Year Ending December 31(1)(2) (dollars in millions)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E

Total Net Revenue	$148	$476	$734	$960	$1,306	$1,852	$2,621	$3,097	$3,366	$3,583	$3,767	$3,927	$4,073	$1,222	$917	$687	$516	$387	$290	$217

Total Cost of Goods Sold	(39)	(48)	(70)	(88)	(117)	(162)	(223)	(250)	(269)	(287)	(301)	(314)	(326)	(98)	(73)	(55)	(41)	(31)	(23)	(17)

Total R&D	(140)	(130)	(145)	(160)	(160)	(168)	(175)	(176)	(171)	(162)	(151)	(139)	(126)	(94)	(70)	(53)	(39)	(29)	(22)	(16)

Total Sales and Marketing	(162)	(264)	(299)	(335)	(367)	(396)	(410)	(427)	(447)	(458)	(504)	(545)	(584)	(119)	(89)	(67)	(51)	(38)	(29)	(22)

Total General and Administrative	(95)	(145)	(150)	(154)	(159)	(163)	(163)	(163)	(163)	(168)	(173)	(180)	(187)	(56)	(42)	(32)	(24)	(18)	(13)	(10)

Operating Income	($288)	($112)	$69	$224	$503	$963	$1,651	$2,080	$2,315	$2,508	$2,637	$2,749	$2,851	$855	$642	$481	$361	$271	$203	$152

Net Income	($300)	($128)	$45	$171	$359	$663	$1,111	$1,396	$1,555	$1,687	$1,777	$1,856	$1,929	$612	$473	$369	$290	$232	$188	$155

Unlevered Free Cash Flow (as calculated by Centerview)(3)	(245)	(75)	120	248	424	713	1,137	1,450	1,623	1,753	1,840	1,914	1,981	901	495	372	279	209	155	113

Unlevered Free Cash Flow (as calculated by Goldman Sachs)(4)	(295)	(155)	24	151	324	603	1,027	1,337	1,511	1,643	1,730	1,805	1,873	-	-	-	-	-	-	-

Pirfenidone / Overhead R&D(5)	(105)	(91)	(91)	(84)	(82)	(79)	(89)	(89)	(91)	(88)	(83)	(77)	(70)	(51)	(34)	(24)	(17)	(14)	(13)	(13)

Pipeline R&D(5)	(25)	(30)	(43)	(66)	(68)	(79)	(76)	(77)	(71)	(64)	(58)	(52)	(46)	(40)	(33)	(27)	(21)	(15)	(9)	(3)

R&D Stock Based Compensation(5)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(3)	(2)	(2)	(1)	(0)	(0)	(0)

Sales and Marketing Stock Based Compensation(6)	(15)	(40)	(42)	(44)	(46)	(49)	(51)	(54)	(56)	(59)	(62)	(65)	(68)	(21)	(15)	(12)	(9)	(6)	(5)	(4)

(1)	Totals may not sum due to rounding.
(2)	Includes revenue and expenses in the United States, European Union and Canada.
(3)
Unlevered Free Cash Flow was calculated by Centerview using operating income, adding back (a) pipeline R&D expense, (b) depreciation and amortization and (c) stock based compensation, and subtracting (a) taxes, (b) capital expenditures and (c) net changes in working capital, in each case, as provided by Company management.

(4)
Unlevered Free Cash Flow was calculated by Goldman Sachs using operating income, adding back depreciation and amortization, and subtracting (a) taxes, (b) capital expenditures and (c) net changes in working capital, in each case, as provided by Company management.

(5)	Included in Total R&D expenses.
(6)	Included in Total Sales and Marketing expenses.

Certain InterMune Forecasts, page 39

4.	It appears that the forecasts included in your document are non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

Response:  In response to the Staff’s comment, InterMune has revised and supplemented its disclosure under “Item 4.  The Solicitation or Recommendation—Certain InterMune Forecasts” by adding the following immediately after the table and related foonotes on page 40 of the Schedule 14D-9:

“The estimates of unlevered free cash flow, as calculated by each of Centerview and Goldman Sachs, were calculated using U.S. generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of the applicable rules and regulations of the SEC.  Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in compliance with GAAP, and non-GAAP financial measures as used by the Company, Centerview and Goldman Sachs may not be comparable to similarly titled measures used by other companies.  The tables below include additional details in respect of the calculations of non-GAAP unlevered free cash flow, as calculated by each of Centerview and Goldman Sachs and were prepared for inclusion by the Company in this Amendment and were not provided to, nor considered by, Parent and Purchaser prior to entering into the Merger Agreement.

In light of the foregoing factors and the uncertainties inherent in these calculations, stockholders are cautioned not to place undue, if any, reliance on these calculations.

Unlevered Free Cash Flow Calculation Details (as calculated by Centerview)(1) (dollars in millions)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E

Operating Income	($288)	($112)	$69	$224	$503	$963	$1,651	$2,080	$2,315	$2,508	$2,637	$2,749	$2,851	$855	$642	$481	$361	$271	$203	$152

Plus:

Depreciation and Amortization less Capital Expenditures	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Pipeline R&D Expense	25	30	43	66	68	79	76	77	71	64	58	52	46	40	33	27	21	15	9	3

Stock Based Compensation	25	50	52	54	56	59	61	64	66	69	72	75	78	24	18	13	10	7	5	4

Less:

Taxes(2)	(6)	(11)	(19)	(73)	(169)	(333)	(574)	(723)	(802)	(867)	(909)	(946)	(980)	(303)	(229)	(172)	(129)	(97)	(72)	(52)

Net Changes in Working Capital	(1)	(33)	(26)	(23)	(35)	(55)	(77)	(48)	(27)	(22)	(18)	(16)	(15)	285	31	23	17	13	10	7

Unlevered Free Cash Flow	(245)	(75)	120	248	424	713	1,137	1,450	1,623	1,753	1,840	1,914	1,981	901	495	372	279	209	155	113

(1)	Totals may not sum due to rounding.
(2)	Tax expense is calculated based on Operating Income excluding Pipeline R&D Expense.

Unlevered Free Cash Flow Calculation Details (as calculated by Goldman Sachs)(1) (dollars in millions)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E

Operating Income	($288)	($112)	$69	$224	$503	$963	$1,651	$2,080	$2,315	$2,508	$2,637	$2,749	$2,851

Plus:

Depreciation and Amortization less Capital Expenditures	0	0	0	0	0	0	0	0	0	0	0	0	0

Less:

Taxes(2)	(6)	(11)	(19)	(50)	(145)	(305)	(547)	(696)	(777)	(844)	(888)	(928)	(964)

Net Changes in Working Capital	(1)	(33)	(26)	(23)	(35)	(55)	(77)	(48)	(27)	(22)	(18)	(16)	(15)

Unlevered Free Cash Flow	(295)	(155)	24	151	324	603	1,027	1,337	1,511	1,643	1,730	1,805	1,873

(1)	Totals may not sum due to rounding.
(2)	Tax expense is calculated based on Operating Income.”

Forward-Looking Statements, page 51

5.
We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise to delete this statement and confirm that you will avoid using this statement in all future communications.

Response:  In response to the Staff’s comment, page 51 of the Schedule 14D-9 has been revised by deleting the last sentence in the first paragraph under the heading “Item 8. Additional Information—Forward-Looking Statements”.  The Company confirms that it will avoid using this statement in all future communications with respect to the tender offer.

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Closing Information

As requested by the Staff in the closing comments of the Comment Letter, attached hereto as Annex A is a written acknowledgement of certain matters by InterMune.

If you have any questions regarding the contents of this letter, please contact me at the number listed above.

Respectfully,

/s/ Ting S. Chen

Ting S. Chen

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Copy to:

Andrew K.W. Powell
Executive Vice President, General Counsel and Secretary
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, California 94005

VIA EDGAR AND OVERNIGHT DELIVERY

Annex A

The undersigned hereby acknowledges that in connection with the Schedule 14D-9 filed on August 29, 2014 (File No. 005-60673), as amended or supplemented:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 12, 2014

INTERMUNE, INC.

By:	/s/ Andrew K. W. Powell
Andrew K. W. Powell
Executive Vice President, General
Counsel and Secretary